Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED JUNE 15, 2020

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019 as supplemented by Supplement No. 1 dated April 6, 2020, Supplement No. 2 dated April 15, 2020 and Supplement No. 3 dated May 15, 2020 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of July 1, 2020;
●	the calculation of our May 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	the impact of the novel coronavirus (“COVID-19”); and
●	updated experts information.

●             JULY 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2020 (and redemptions as of June 30, 2020) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4993
Class S	7.4993
Class D	7.4993
Class I	7.4993
Class E	7.4993

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. A calculation of the NAV per share is set forth below. The transaction price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MAY 31, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of May 31, 2020 and April 30, 2020:

	As of
(in thousands)	May 31, 2020	April 30, 2020
Investments in office properties	$738,650	$736,600
Investments in retail properties	919,700	916,000
Investments in multi-family properties	305,850	305,500
Investments in industrial properties	264,700	264,050
Investments in debt assets	42,468	39,703
Cash and cash equivalents	142,857	143,137
Restricted cash	9,957	9,556
Other assets	31,756	30,592
Line of credit, term loan and mortgage notes	(860,892)	(861,146)
Financing obligations associated with our DST Program	(400,259)	(385,878)
Other liabilities	(35,997)	(33,986)
Accrued performance-based fee	(1,449)	(1,553)
Accrued advisory fees	(1,411)	(1,442)
Aggregate Fund NAV	$1,155,930	$1,161,133
Total Fund Interests outstanding	154,139	154,514

The following table sets forth the NAV per Fund Interest as of May 31, 2020 and April 30, 2020:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	OP Units
As of May 31, 2020
Monthly NAV	$1,155,930	$62,993	$163,854	$28,545	$335,998	$477,874	$86,666
Fund Interests outstanding	154,139	8,400	21,849	3,806	44,804	63,723	11,557
NAV Per Fund Interest	$7.4993	$7.4993	$7.4993	$7.4993	$7.4993	$7.4993	$7.4993
As of April 30, 2020
Monthly NAV	$1,161,133	$60,947	$164,065	$28,700	$337,480	$482,842	$87,099
Fund Interests outstanding	154,514	8,110	21,832	3,819	44,909	64,253	11,591
NAV Per Fund Interest	$7.5148	$7.5148	$7.5148	$7.5148	$7.5148	$7.5148	$7.5148

Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of May 31, 2020, we estimated approximately $15.0 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuation for our real properties as of May 31, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted- Average Basis
Exit capitalization rate	6.32%	6.27%	5.36%	5.90%	6.12%
Discount rate / internal rate of return (“IRR”)	6.94%	6.73%	6.47%	6.77%	6.77%
Annual market rent growth rate	2.93%	2.94%	3.00%	2.89%	2.94%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted- Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.99%	2.51%	3.05%	2.93%	2.79%
	0.25% increase	(2.76)%	(2.31)%	(2.78)%	(2.69)%	(2.57)%
Discount rate (weighted-average)	0.25% decrease	2.11%	1.92%	1.96%	1.97%	1.99%
	0.25% increase	(2.06)%	(1.88)%	(1.91)%	(1.92)%	(1.95)%

●             STATUS OF THIS OFFERING

As of June 1, 2020, we had raised gross proceeds of approximately $302.2 million from the sale of approximately 40.3 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $20.9 million. As of June 1, 2020, approximately $2.70 billion in shares remained available for sale pursuant to this offering, including approximately $479.1 million in shares available for sale through our distribution reinvestment plan.

●             IMPACTS OF COVID-19

With respect to COVID, we are continuing to assess impacts to our portfolio and commercial real estate more broadly. Our properties have not experienced nearly the same level of stress and valuation declines seen within harder hit sectors in which we are not invested such as hospitality, gaming, student housing, senior housing or shopping malls, nor do we have any investments in real estate securities which have experienced significant volatility.

Given that the Independent Valuation Firm previously made certain COVID-related valuation adjustments within our March and April NAVs, the main driver of our modest NAV per share decline in May was a function of the defensive tactics that we chose to take since the onset of COVID within the U.S.  More specifically, rather than deploying excess cash and net positive capital inflow into new, income producing investments, over the past few months we believed it was prudent to target modestly lower total returns in the near term by operating with higher liquidity and lower leverage than normally, with new acquisitions taking a temporary back seat to asset operations and capital preservation, which we view as critical in times like these.

As the economy continues to reopen and businesses resume operations, we are increasing our focus on new acquisitions, while remaining patient for the right investment opportunities.  While we are not currently seeing meaningful price discounts due to COVID for the types of high quality assets that we are seeking to acquire today, we believe our strong liquidity position should afford us attractive opportunities in a marketplace with less liquidity than before the pandemic.  Consistent with this investment thesis, we are scheduled to close on a $61 million class A industrial distribution center in Atlanta, GA with a newly executed, seven-year lease to a nationally recognized, creditworthy tenant later this month that is expected to generate incremental, stable income for us (although there can be no assurance we will complete the acquisition of this property under contract).

Our asset management team continues to work directly with our tenants facing financial hardship and lost revenue. Across our entire portfolio, approximately 89% of May gross rent payable has been received to date, which is better than our April collections as of a comparable time in early May as well as our second quarter 2020 projected rent collection assumptions of 85% made within our March and April 2020 NAVs. Industrial and multifamily sector fundamentals were generally strong leading up to the pandemic and while not immune, we expect them to remain resilient. Accordingly, we are pleased to have received 96.5% and 96.6% of May gross rents payable for our industrial and multifamily properties, respectively. May collections within our office holdings were also strong in light of COVID at 95.5%, or slightly better than April office collections. May collections within our retail portfolio were 77.0%, reflective of certain otherwise successful tenants with whom we agreed to April and May rent deferments to be repaid over 2021 given re-openings were expected to be gradual. We note that less than 10% of our total portfolio is comprised of tenants considered to be non-essential retail. For comparison, our pre-COVID overall rent collection rate was 99% and based on our asset management team’s active dialogue with our tenants, we expect collections to improve in the near term and many rent deferrals to be repaid assuming the impacts of COVID gradually wane.

●             EXPERTS

The statements included in this Supplement under “May 31, 2020 NAV Per Share,” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.